Exhibit 99.1

IceCure Appoints Vincent Chun Hung Chan to Serve as an Independent Director on its Board of Directors

Galit Bar Malik promoted to VP of Operations and Service

CAESAREA, Israel, December 6, 2022 -- IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) (“IceCure” or the “Company”), developer of minimally-invasive cryoablation technology, the ProSense® System that destroys tumors by freezing, today announced the appointment of Vincent Chun Hung Chan to serve as an independent director on the Company’s board of directors.

Mr. Chan has been a private equity executive for the past three decades, managing and leading more than 80 investment projects supporting company growth via funding and synergistic mergers and acquisitions. Since March 2021, he has been the Director of Samena Capital, a principal investment group, headquartered in Dubai, with three private equity funds and $1 billion in assets under management, and was a Senior Managing Director and Head of Asia of Samena Capital Hong Kong Limited from 2016 to 2021. Mr. Chan has been a top-ranked venture capitalist by Forbes Magazine (China) for seven consecutive years. He is a Chartered Financial Analyst (CFA), received his B.A. in Economics and Geography from the University of Hong Kong, and received his MBA from Victoria University of Manchester in the United Kingdom.

Fortifying its management and operations structure in anticipation of commercial sales growth for its ProSense systems, IceCure promoted Galit Bar Malik, former Director of Operations and Service, to VP of Operations and Service. Ms. Bar Malik has over 16 years of experience in operations and supply chain management in the medical device industry after holding a variety of roles at Mazor Robotics, which was acquired by Medtronic plc.

“We welcome Vincent to our board at this critical time as we launch ProSense globally in key markets including Asia. We believe Vincent’s expertise and network will be an asset to us on the commercial front, while his corporate, financial, and board track record will support our strong corporate governance practices,” stated IceCure’s Chief Executive Officer, Eyal Shamir. “We are also pleased to promote Galit to the position of VP of Operations and Service as we grow our operations infrastructure.”

About IceCure Medical Ltd.

IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared to-date by the U.S. Food and Drug Administration and approved in Europe with the CE Mark.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: Mr. Chan’s anticipated contribution to the Company; and the Company’s potential growth in operations infrastructure. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities Exchange Commission (the “SEC”) on April 1, 2022, as amended, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Ronen Tsimerman

email: ronent@icecure-medical.com